January 26, 2024

VIA CORRESPONDENCE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Scott Stringer and Mr. Joel Parker

Re: Dingdong (Cayman) Ltd

Form 20-F for Fiscal Year Ended December 31, 2022

Response Dated November 24, 2023

File No. 001-40533

Dear Mr. Stringer and Mr. Parker:

This letter sets forth the response of Dingdong (Cayman) Limited (the “Company”) to the comments contained in the letter dated January 5, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s responses to the Staff’s comment letter dated November 24, 2023 with respect to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter and our responses thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

Response Dated November 24, 2023

Introduction, page 1

1.
We note your response to prior comment 2 and reissue our comment. Although we note your representation that your “Hong Kong subsidiary is only an intermediary holding entity which conducts no business operations,” the presence of Dingdong Fresh (Hong Kong) Limited nevertheless exposes the company to legal and regulatory risks in Hong Kong. Revise to discuss the applicable laws and regulations in Hong Kong, as well as the related risks and consequences. Disclose how regulatory actions related to data security or anti-monopoly concerns in Hong Kong have or may impact the company’s ability to conduct its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the company’s business and the ability to offer securities, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. In this regard, we note your proposed disclosure references the Law of PRC on Safeguarding National Security in Hong Kong but does not discuss the related risks

Division of Corporation Finance

Office of Trade & Services

and consequences, including how it could impact the company’s business or ability to offer securities. With respect to regulatory actions related to data security or anti-monopoly concerns, your proposed disclosure only seems to address laws applicable in mainland China, rather than Hong Kong.

Response: We respectfully submit that, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined for your ease of reference. The bold text is added on top of the proposed disclosure in our prior response.

Page 6 of the Form 20-F

Risks and Uncertainties Relating to Doing Business in China

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving PRC laws and regulations in mainland China. For example, we face risks associated with regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, as well as the lack of inspection by the PCAOB on our auditor, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States stock exchange. These risks could result in a material adverse change in our operations and the value of our ADSs and Class A ordinary shares, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline. As of the date of this annual report, regulatory actions related to data security or anti-monopoly concerns in Hong Kong do not have a material impact on our ability to conduct business, accept foreign investment in the future, or continue to list on NYSE. However, new regulatory actions related to data security or anti-monopoly concerns in Hong Kong may be taken in the future, and such regulatory actions may have a material impact on our ability to conduct business, accept foreign investment, or continue to list on NSYE.

On June 30, 2020, the Standing Committee of the National People’s Congress of the PRC, or the Standing Committee of the NPC, promulgated the Law of the People’s Republic of China on Safeguarding National Security in the Hong Kong Special Administrative Region, or the Law of PRC on Safeguarding National Security in Hong Kong, the interpretation of which involves a degree of uncertainty. The PRC government has also recently issued regulations on the supervision of overseas listed PRC businesses, and check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to mainland China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from mainland China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong

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Office of Trade & Services

Kong. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the United States, which could cause the value of our ADSs to significantly decline or become worthless. As of the date of this annual report, our Hong Kong subsidiary has not received any inquiry or notice or any objection from any PRC authority or Hong Kong authority.

We respectfully submit that, as of the date of this submission, the Law of the PRC on Safeguarding National Security in Hong Kong does not have any material impact on the Company’s ability to conduct business, accept foreign investment in the future, or continue to list on NYSE. However, given the Law of the PRC on Safeguarding National Security in Hong Kong had been recently promulgated, the interpretation of such law and how the implementation of such law would impact on our operations in the mainland China involve substantial uncertainties. Therefore, there can be no assurance that our ability to conduct business or offer securities will not be adversely affected in the future. That said, we propose to add the following risk factor in the Form 20-F in future filings. The bold text is edited on top of our prior response, and in response to the Staff’s current round of comments.

Page 30 of the Form 20-F

Implementation of the Law of the PRC on Safeguarding National Security in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed PRC businesses may negatively impact our business.

On June 30, 2020, the Standing Committee of the NPC promulgated the Law of the PRC on Safeguarding National Security in Hong Kong. The interpretation of the Law of the PRC on Safeguarding National Security in Hong Kong involves a degree of uncertainty. Recently, the PRC government issued regulations on the supervision of overseas listed PRC businesses. Under the new measures, the PRC government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading. The PRC government will also check sources of funding for securities investment and control leverage ratios. The PRC government has also opened a probe into several U.S.-listed technology companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the PRC Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the Law of the PRC on Safeguarding National Security in Hong Kong) are expected to apply to mainland China domestic businesses, rather than businesses in Hong Kong which operate under a different set of laws from China. However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

As of the date of this annual report, we conduct our business operations only in mainland China, and our Hong Kong subsidiary, Dingdong Fresh (Hong Kong) Limited, does not have any business operations and simply serves as an intermediary holding entity to facilitate

Division of Corporation Finance

Office of Trade & Services

overseas securities offering, therefore, the Law of the PRC on Safeguarding National Security in Hong Kong does not have a material impact on our ability to conduct business, accept foreign investment in the future, or continue to list on NYSE. However, the interpretation, the implementation of the Law of the PRC on Safeguarding National Security in Hong Kong and how it would impact our business or operations involve substantial uncertainties, and there can be no assurance that our ability to conduct business or offer securities will not be adversely affected in the future. Moreover, as of the date of this annual report, Dingdong Fresh (Hong Kong) Limited has not received any inquiry or notice or any objection from any mainland China or Hong Kong authorities. However, given the PRC government’s significant oversight over the conduct of business operations in mainland China and in Hong Kong, and in light of the PRC government’s recent extension of authority not only in mainland China but into Hong Kong, and rules and regulations in the PRC can change quickly with little advance notice, we cannot assure you that new regulations or regulatory actions may not be issued or taken in the future, which may have a material adverse impact on our ability to conduct business or offer securities in the future. If any or all of the foregoing were to occur, and if our Hong Kong subsidiary elects to carry out substantive business activities in the future, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our ADSs to significantly decline or become worthless.

Item 3. Key Information
Our Corporate Structure, page 4

2.
We note your proposed disclosure in response to prior comment 3 and reissue our comment in part. Please explicitly state that disallowing your holding company structure would likely result in a material change in your operations and/or adversely affect your operations. (Emphasis added).

Response: In response to the Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined and the deletions shown as strike-through for ease of reference. The bold text is edited on top of the proposed disclosure in our prior response, and in response to the Staff’s current round of comments.

Page 4 of the Form 20-F

Our Corporate Structure

Dingdong (Cayman) Limited is not a Chinese operating company, but a Cayman Islands holding company with no material operations of its own. We conduct our operations through our subsidiaries located in mainland China, or PRC subsidiaries. Investors in the ADSs are ~~not~~ purchasing ~~equity securities~~ beneficial equity interests in Dingdong (Cayman) Limited, the ~~of our PRC subsidiaries but instead are purchasing equity securities of a~~ Cayman Islands holding company, rather than purchasing beneficial equity interests in any of our operating companies. This holding company structure involves unique risks to investors. As a holding company,

Division of Corporation Finance

Office of Trade & Services

Dingdong (Cayman) Limited may rely on dividends from its subsidiaries for cash requirements, including any payment of dividends to its shareholders. The ability of our subsidiaries to pay dividends or make distributions to Dingdong (Cayman) Limited may be restricted by laws and regulations applicable to them or the debt they incur on their own behalf or the instruments governing their debt. In addition, if the PRC regulatory authorities disallow this holding company structure or limit or hinder our ability to conduct our business through, receive dividends or distributions from, or transfer funds to, our PRC subsidiaries or list on a U.S. or other foreign exchange, our operations would likely be materially changed and/or adversely affected, and the value of our securities could decline significantly or become worthless. See “Item 3. Key Information — Our Corporate Structure,” and “Item 3. Key Information — D. Risk Factors — Risks Relating to Doing Business in China — We principally rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have. Any limitation on the ability of our PRC subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business or financial condition.”

Cash Flows through Our Organization, page 5

3.
We note your proposed disclosure in response to prior comment 6 and reissue our comment. Please revise your summary risk factors to clearly state that to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Additionally, state that there is no assurance the PRC government will not intervene in or impose restrictions on the ability of you or your subsidiaries to transfer cash or assets.

Response: In response to the Staff’s comment, we propose to add the following risk factor heading in the Summary of Risk Factors in the Form 20-F in future filings, with the added disclosure underlined for ease of reference:

Summary of Risk Factors

……

To the extent cash or assets in the business is in mainland China/Hong Kong or a mainland China/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of mainland China/Hong Kong due to interventions in or the imposition of restrictions and limitations on our ability or our subsidiaries’ by the PRC government to transfer cash or assets. In addition, there is no assurance that the PRC government will not intervene in or impose restrictions on our ability or our subsidiaries’ to transfer cash or assets. For a detailed description of the underlying risks, see “Risk Factors—Risks Related to Doing Business in China— PRC regulations of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of our offshore financing to make loans

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Office of Trade & Services

or additional capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Permissions Required from the PRC Authorities for Our Operations, page 5

4.
We note your proposed disclosure in response to prior comment 8 and reissue our comment in part. Please explicitly state whether the lack of addresses of your regional processing centers and frontline fulfillment stations result in a denial of your licenses and/or approvals. Additionally, please describe the consequences to you and your investors if you or your subsidiaries: (i) do not maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response: In response to the Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined and the deletions shown as strike-through for ease of reference. The bold text is edited on top of the proposed disclosure in our prior response, and in response to the Staff’s current round of comments.

Page 5 of the Form 20-F

We conduct our operations through our PRC subsidiaries. Our operations in mainland China are governed by PRC laws and regulations. As of the date of this annual report, our PRC subsidiaries have obtained the requisite licenses and permits from the PRC government authorities ~~that are material~~ for their current business operations, which include~~, among others~~, Food Operating Permit, Alcohol Wholesale License, Record-filing for Operation of Medical Devices, Record-filing for Online Sale of Medical Devices, Record-filing for Sale of Pre-packaged Food, Record filing for Crop Seed Production and Operation, License or Approval for the Sale and Acquisition of the Second-class National Key Protection Wild Plant, Storage and Transportation License, Record-Filing of E-commerce Livestream Platform, Internet Drug Information Service Qualification Certificate (non-operational), Road Transport Operating License, Approval for Implementing Comprehensive Calculation and Irregular Working System and Registration of Single-Purpose Commercial Prepaid Cards, and no such requisite licenses and permits have been denied, except for that not all of the addresses of our regional processing centers and frontline fulfillment stations are currently specified in the relevant food operating licenses as required under relevant PRC laws and regulations, which will not result in the denial of our licenses and/or approvals, and the details of which has been disclosed in “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Business and Industry—Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of PRC laws, regulations and policies may materially and adversely affect our daily operations and hinder our growth.” If we fail to obtain and/or maintain requisite licenses and permits in a timely manner or at all, or if we inadvertently conclude that some permissions or approvals are not required by us, we may be subject to penalties (such as fines, confiscation of illegal gains)

Division of Corporation Finance

Office of Trade & Services

or other disciplinary actions from the relevant governmental authorities for conducting our business without the above-mentioned licenses or permits. Given the PRC laws and regulations are still evolving and changing, and that it is uncertain whether new legislations, regulations or interpretations may be promulgated or adopted in the future requiring us ~~Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required~~ to obtain additional licenses, permits, filings, or approvals for our business operations in the future. In that case, we will strive to obtain such additional licenses, permits, filings, or approvals for our business operations in a timely manner to comply with applicable laws and regulations. If we fail to obtain any of such additional licenses, permits, filings, or approvals, we may subject to penalties (such as fines) or other disciplinary actions imposed by relevant governmental authorities. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet-related businesses and companies, and any lack of requisite approvals, licenses or permits applicable to our business may have a material adverse effect on our business and results of operations.”

5.
We note your proposed disclosure in response to comment 9, specifically that your “PRC legal advisers are of the view that” you do not need CAC, CSRC, or any additional permissions and approvals to operate your business and to offer securities to investors. Please clarify whether relying on the views of counsel is the same as relying on the “opinion” of counsel. If so, please revise in all applicable areas to specifically state that the company has relied on the opinion of counsel. If not, please state as much and explain why such an opinion was not obtained.

Response: We respectfully submit that, as confirmed by our PRC legal advisors, relying on the “views” of counsel is the same as relying on the “opinion” of counsel. We will revise the disclosure in all applicable areas to specifically state that we have relied on the opinion of counsel in future Form 20-F filings.

Risk Factors

The PCAOB had historically been unable to inspect our auditor..., page 27

6.
We note your proposed disclosure in response to comment 13 and reissue our comment in part. Please revise to clearly disclose that the PCAOB can restart its “inspection clock” if circumstances change and it no longer believes that it can inspect China and Hong Kong-based auditors.

Response: In response to the Staff’s comment, we propose to revise the referenced disclosure in the Form 20-F in future filings as follows, with the added disclosure underlined and the deletions shown as strike-through for ease of reference. The bold text is edited on top of the proposed disclosure in our prior response, and in response to the Staff’s current round of comments.

Division of Corporation Finance

Office of Trade & Services

The PCAOB had historically been unable to inspect our auditor in relation to their audit work. Our ADSs may be prohibited from trading in the United States under the HFCA Act in the future if the PCAOB is unable to inspect or fully investigate auditors located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is located in mainland China, a jurisdiction where the PCAOB had been historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in mainland China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of mainland China that are subject to the PCAOB inspections.

The HFCA Act, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for two consecutive years, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. On May 9, 2022, we were named by the SEC as a Commission-Identified Issuer, following our filing of annual report on Form 20-F for the fiscal year ended December 31, 2021 with the SEC on May 2, 2022. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCA Act after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

~~Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China or Hong Kong, among other jurisdictions.~~ However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors out of our, and our auditor’s, control, including the uncertainties surrounding Sino-U.S. relations. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and states that it has already made plans to resume regular inspections in early 2023 and beyond. The PCAOB is required under the HFCA Act to make its determination on an annual basis with regards to its ability to

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Office of Trade & Services

inspect and investigate completely accounting firms based in mainland China and Hong Kong. The possibility of being a “Commission-Identified Issuer” and risk of delisting could continue to adversely affect the trading price of our securities.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, and we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year, which could cause investors and potential investors in our ADSs to lose confidence in our reported financial information and the quality of our financial statements. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. In accordance with the HFCA Act, our shares and ADSs would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. If our shares and ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. A prohibition of being able to trade in the United States would substantially impair the investors’ ability to sell or purchase our ADSs when the investors wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

* * *

7.

If you have any questions regarding the Form 20-F, please contact our Chief Financial Officer, Song Wang, at wangsong29@100.me, or our U.S. counsel, Steve Lin at Kirkland & Ellis, at steve.lin@kirkland.com, +86-10-5737-9315 (office) or +86-186-1049-5593 (cell).

Thank you for your time and attention.

Division of Corporation Finance

Office of Trade & Services

Sincerely,

/s/ Changlin Liang
Name: Changlin Liang

Title: Director and Chief Executive Officer

cc: Changlin Liang, Chief Executive Officer

Song Wang, Chief Financial Officer

Steve Lin, Esq., Kirkland & Ellis